Exhibit 4.16

The principles of the settlement between Top Image Systems Ltd. (hereinafter: The Company) and holders of Debentures (Series A) (hereinafter: the Holders)

Payment for trust (11 million NIS) and payment of interest

The Company will pay The Holders the first payment of the debentures’ trust (hereinafter: The First Payment), as well as the interest due on December 31st, 2009, as follows:

a.	A sum of 5.83 million NIS from The First Payment will be paid on December 31st, 2009;

b.	the interest payment due on December 31st, 2009 will be paid on time;

c.	a sum on 2 million NIS from The First Payment will be paid within 3 business days of the approval of this settlement, with an annual interest rate of 9% for the postponement period;

d.
No later than June 30th, 2010, the Company will pay the remainder of The First Payment of the debentures trust (hereinafter: The First Payment Remainder), with an annual interest rate of 9% for the postponement period.

Capital Raising
The Company will strive to the best of its ability to raise the necessary capital (by issuing rights or by another method). At the same time, the Company will consider replacing the debt as detailed below.

Debt Replacement
The trust note will be amended to reflect that the Company is entitled to repay the remainder of the undefrayed debentures at an early payment. In addition, the Company will be obligated to pay the remainder of the undefrayed debentures at an early payment in the case that an exit event occurs in which all or the majority of the Company’s stock is sold. If early payment as detailed above will occur by June 30th, 2010, these early payments will be made in exchange for 80% of the remainder of the debentures trust and the accumulated interest by the day of payment. In order to remove any doubts it is hereby clarified that the above is not to diminish in any way the company’s obligation to pay the First Payment Remainder in full, as detailed above.

Payment Distribution for Debentures Fund
The trust note will be amended to reflect that the remainder of the debentures fund (after the First Payment of 11 million NIS) will be distributed to seven equal payments of 4.7 million NIS each (hereinafter: Trust Distribution). The Company may postpone the payment of the second payment for the debentures’ fund no later than June 30th, 2011, with an annual interest rate of 9% for the postponement period.

Interest
Any fund payment that will be postponed as part of the payment distribution, beyond its payment date according to the current trust note will have an annual interest rate of 9% for the postponement period. The interest for postponement will be distributed evenly in the fund, so that the actual interest of the undefrayed remainder of the debentures will be constant.